DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Jeffrey M. Sullivan jeff.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

November 3, 2006	Our File No. 314404.4

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Michael McTiernan, Special Counsel

Re:	Meruelo Maddux Properties, Inc.
Registration Statement on Form S-11
Filed on September 19, 2006
File No. 333-137457

Dear Mr. McTiernan:

As counsel to Meruelo Maddux Properties, Inc. (the “Company”) and in connection with your comment letter dated October 16, 2006, regarding the Company’s registration statement on Form S-11 (registration no. 333-137457), we are transmitting herewith for filing, pursuant to the Securities Act of 1933, amendment no. 1 to the registration statement (the “Amendment”).

In addition, attached as Schedule A are the Company’s responses to your comment letter. For your convenience, we have reproduced in the schedule each of your numbered comments before the Company’s response thereto.

We are forwarding a courtesy package to you and Mr. David H. Roberts. The courtesy package includes this letter and marked and unmarked copies of the Amendment. The marked copy shows changes from the initial filing of the registration statement on September 19, 2006.

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

Notwithstanding your comments, when the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission

November 3, 2006

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the Amendment, please contact me at (919) 786-2003.

Sincerely,

/s/    JEFFREY M. SULLIVAN

Jeffrey M. Sullivan

cc:	Securities and Exchange Commission

David H. Roberts

Meruelo Maddux Properties, Inc.

Richard Meruelo

John Charles Maddux

Manatt, Phelps & Phillips, LLP

Mark J. Kelson

David M. Grinberg

Ernst & Young LLP

Gabriel A. Marquez

2

Schedule A

General Comments

1.	Comment: Please provide us with copies of any graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus.

Response: The Company intends to include a map of downtown Los Angeles indicating the location of its projects that are located within the area covered by the map on the inside front cover of the prospectus. We will provide copies of this map and the Company’s logo to be used on the cover of the prospectus to you under separate cover letter as soon as practicable after the filing of this response letter.

2.	Comment: Please provide us with your analysis with respect to the potential for integration of the offers and sales of common stock issued in the formation transactions with the public offering of common stock covered by the prospectus, including a discussion of any relevant staff interpretations.

Response: We do not believe that the unregistered issuances of the common stock by the Company in consideration of the Company’s acquisition of its projects should be integrated with the offering of the common stock covered by the prospectus. We believe that the unregistered issuances are private placements under Section 4(2) of the Securities Act of 1933 that were completed before the initial filing of the registration statement relating to the Company’s proposed initial public offering (“IPO”). Accordingly, under Rule 152 and interpretations of the Commission’s staff, the issuances and the offering should not be integrated.

Staff Positions

In Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (February 28, 1992), the staff of the Commission interpreted Rule 152 and concluded that a private offer otherwise exempt from registration as a private placement under Section 4(2) of the Securities Act of 1933 would not be integrated with a subsequent registered public offering if the investors in the private placement executed and delivered definitive investment agreements before the public offering and if the obligations of the investors to purchase in the private placement were subject only to closing conditions beyond their control. In short, the staff focused on whether the investors in the private offering had made their investment decision before the public offering. In paragraph 3 of Black Box Incorporated, as subsequently limited in Squadron, Ellenoff, Pleasant & Lehrer, the staff also permitted a simultaneous private placement and registered public offering where the private placement was made to investors that would be qualified institutional investors under Rule 144A and two or three additional large institutional accredited investors.

We note in particular that Black Box Incorporated involved the issuance of convertible debentures in a private placement where the conversion rate of the debentures depended on the price of the issuer’s subsequent initial public offering.

Our Facts

Background

The Company will acquire the interests in its projects from, and issue the unregistered shares of common stock to, three entities: (i) a limited liability company controlled by John Charles Maddux, the Company’s president and one of its directors (the “President’s LLC”), (ii) a revocable trust, the sole trustee of which is Richard Meruelo, the Company’s chief executive officer and chairman (the “Chairman’s Trust”), and (iii) a limited liability company controlled by Mr. Meruelo (the “Chairman’s LLC”). In this response, we sometimes refer to the President’s LLC, the Chairman’s LLC and the Chairman’s Trust as the “Contributors.”

The President’s LLC is owned by Mr. Maddux, except that his children have minor interests therein. Under the limited liability company agreement, Mr. Maddux has “full, complete, and exclusive authority, power, and discretion to manage and control the business, property and affairs of the [President’s LLC].” Accordingly, his children have no right to provide input on any decision to cause the President’s LLC to acquire or sell any assets. The Chairman’s LLC is owned by Mr. Meruelo, except that his children have minor interests therein. Under the limited liability company agreement, Mr. Meruelo has “full, complete, and exclusive authority, power, and discretion to manage and control the business, property and affairs of the [Chairman’s LLC].” The beneficiaries of the Chairman’s Trust are Mr. Meruelo’s children, and the Chairman’s Trust may be revoked at any time by Mr. Meruelo without the consent of any party, including the beneficiaries thereof. As trustee, Mr. Meruelo makes all decisions about the Chairman’s Trust, including decisions to acquire or sell assets. Each of the President’s LLC, the Chairman’s Trust and the Chairman’s LLC is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act of 1933.

The Company is acquiring the interests in its projects and making the related unregistered common stock issuances pursuant to (i) a contribution agreement with the President’s LLC, the Chairman’s Trust and the Chairman’s LLC, (ii) a merger agreement with the Chairman’s Trust and (iii) a second merger agreement with the Chairman’s Trust. The agreements are exhibits to the Company’s registration statement and being filed concurrently with this correspondence and the Amendment. The issuances of stock under the agreements are structured as private placements under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D.

Issuances under the Contribution Agreement

The contribution agreement provides for the Company’s issuance of a maximum of 29,641,594 shares of common stock, regardless of the market value of the common stock, upon the closing of the contribution. The actual number of shares issued will be less, but the maximum number is fixed and not subject to increase or decrease, other than pursuant to the Company’s right to adjust the consideration in good faith without the consent of the Contributors, discussed below. In addition, under the contribution agreement, the Company is required to pay an amount of cash equal to the Contributors’ estimated tax obligations as a result of their transfer of the projects to the Company. That amount of cash reduces the 29,641,594 shares of common stock and is not additional consideration. The Company is also required to assume a $700,000 loan owed by the President’s LLC. This assumption similarly is not intended to be additional consideration and reduces the 29,641,594 shares of common stock. For purposes of the reduction, the shares of common stock are valued at the IPO price in the Company’s offering.

For example, if the Contributors have a total tax liability of $8,000,000 as a result of the contributions and mergers and if the IPO price is $20, then under the contribution agreement the Contributors will receive $8,000,000 in cash and 28,606,594 shares of common stock (the maximum 29,641,594 shares less 400,000 shares related to the cash tax payment less 35,000 shares related to the loan assumption).

The contribution agreement provides for a contingent issuance of additional shares of common stock to the Chairman’s Trust and the President’s LLC in the event that the note payable by the “Taylor Yards Entity” described in the registration statement is fully or partially paid following the IPO. Payment on the note depends on the outcome of a land condemnation proceeding, and payment will require the Company to issue additional shares having a value equal to the payment, valuing the shares at the IPO price.

We note that a portion of the shares to be received by the Contributors under the contribution agreement are subject to forfeiture if the Company recognizes the inherent taxable gain it will have in its initial projects. We do not think this potential forfeiture raises integration issues.

Issuances under the First Merger Agreement

The first merger agreement provides for the Company’s issuance to the Chairman’s Trust of 10,185,896 shares of common stock upon the closing of the merger. This number is fixed and not subject to increase or decrease, other than pursuant to the Company’s right to adjust the consideration in good faith without the consent of the Chairman’s Trust, discussed below. The first merger agreement provides for a contingent issuance of additional shares of common stock in the event that the Company after the IPO sells the “Alameda Square” project for a purchase price exceeding $170 million. The number of shares to be contingently issued are determined by a provision in the first merger agreement and valued for this purposes at the greater of the initial public offering price and the stock’s prevailing market price at the time of the contingent issuance.

Issuances under the Second Merger Agreement

The second merger agreement provides for the Company’s issuance to the Chairman’s Trust of 172,510 shares of common stock upon the closing of the merger. This number is also fixed and not subject to increase or decrease, other than pursuant to the Company’s right to adjust the consideration in good faith without the consent of the Chairman’s Trust, discussed below. The second merger agreement provides for no contingent issuance of additional shares.

Company’s Ability to Adjust the Stock Consideration

The contribution agreement, the first merger agreement and the second merger agreement provide the Company with the ability in good faith to increase or decrease the amount of shares to be issued in the formation transactions based on changes in the assumptions underlying the expected valuations of the projects. The adjustment is in the sole discretion of the Company, as exercised by its disinterested directors, and the Contributors may not object to any decrease or require any increase.

Analysis

Rule 152

We believe that all of the unregistered issuances described above are completed private placements within the meaning of Rule 152 and Black Box Incorporated. All three agreements were executed and delivered by the Contributors before the initial filing of the Company’s registration statement. None of the agreements contains any condition in favor of the Contributors, other than two conditions that are outside the control of the Contributors: (i) a condition that the Company’s registration statement be effective and (ii) a condition that the IPO occur. (In addition, all of the agreements terminate automatically in the event that the transactions contemplated thereby do not occur by June 30, 2007.)

All of the unregistered issuances are either issuances of a fixed, absolute number of shares not adjustable by the Contributors, or contingent issuances determinable using a formula established in the agreements and not subject to change. We believe that the parties have agreed to all material terms of the private placements.

With respect to the non-contingent issuances under the contribution agreement, the Contributors are entitled to a maximum number of shares, regardless of the value of the Company upon the IPO, subject only to reduction (and not subject to any increase) using a fixed formula to account for cash payments and a loan assumption.

With respect to the contingent issuances under the contribution agreement and the first merger agreement, the Contributors have made their investment decision and were at market risk before the initial filing of the Company’s registration statement, notwithstanding that the actual amount of shares will be determined after the IPO. In the case of the “Taylor Yards” contingent issuance, the obligor under the promissory note is required to make payments thereunder, and as those payments are made after the IPO, additional shares will be issued to the Contributors based on the IPO price, even if the IPO price is substantially greater or lesser than the then prevailing market price for the Company’s common stock. In the case of the “Alameda Square” contingent issuance, the number of additional shares is determined based on the greater of the IPO price and prevailing market price, so that even if the price of the Company’s common stock at the time of the contingent issuance is a fraction of the IPO price, the contingent issuance remains capped based on the IPO price, and the Chairman’s Trust may receive stock having a value substantially less than the monetary value of the Alameda Square earnout right. Lastly, we also believe that these contingent issuances are consistent with the conversion feature of the debentures addressed in Black Box Incorporated, which also depended on the issuer’s IPO price.

Public policy — “Macy’s” position

Finally, we note that public policy is not served by integrating the unregistered issuances with the registered offering. Commentators have occasionally noted the existence of an unpublished position of the Commission staff that senior executive officers of a company may participate in a financing permitted by paragraph 3 of Black Box Incorporated, sometimes called “Macy’s” position. We believe that the three Contributors are in no greater need of the protections of the Securities Act of 1933 than are the two or three “large institutional accredited investors” permitted to make private-placement investments in a company simultaneously with a registered public offering. The Contributors currently own and operate what will immediately after the IPO constitute substantially all of the assets of the Company. The Contributors are controlled entirely and owned predominantly by the president and a director of the Company and the chief executive officer and chairman of the board of directors of the Company. We do not think that another investor, including a qualified institutional investor, is likely to better understand the Company, its initial projects and its business plans than the Contributors.

3.	Comment: Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the World Trade Association Los Angeles ? Long Beach. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts’ consent as exhibits to the registration statement.

Response: The industry reports or studies on which we rely are publicly available and were not prepared for us. We have not compensated any parties that prepared the reports or studies. We understand our counsel has provided to you, under cover letter dated October 12, 2006, highlighted copies of the reports or studies with cross references to the information cited in the our initial filing of the registration statement.

4.	Comment: The basis for your comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

•	“[o]ur management team is one of only approximately 13 designated groups participating in the California Urban Real Estate program.” (page 2)

•	“[w]e are a well-known real estate company in the Los Angeles area and frequently are one of the first contacted when a property is available for sale.” (page 7)

•	“[w]e will be one of a few well-capitalized companies pursuing urban in-fill projects in our markets.” (page 81)

•	“[w]e will be one of the few publicly-traded companies primarily focused on redevelopment in re-emerging urban areas.” (page 82)

Response: Under separate cover letter we will supplementally provide to you a copy of an article published by the Harvard Law School that cites 13 groups as participating in the California Urban Real Estate program. The Company’s predecessor business is one of those 13 groups.

With respect to your bullet two, we have revised the disclosure on pages 6 and 83.

With respect to your bullet three, we have revised the disclosure on pages 5 and 83 to include the words “we believe” before the phrases you have highlighted and state that the statements are made on the business experience of our management team and familiarity with other real estate developers in Los Angeles.

With respect to your bullet four, we advise the staff that we believe the statement is accurate based on our counsel’s searches of publicly available filings of real estate companies. Our counsel electronically searched 538 Form S-11 filings, 284 Form 10-K filings in the last year filed by issuers having a primary standard industrial classification code number (“SIC”) number of 6798, and 78 Form 10-K filings in the last year filed by issuers having a primary SIC number of 6500 using a variety of search criteria. Below is a summary of the results:

Search	Search Criteria	Results

	“urban” within 10 words of “redevelopment”	3 FILINGS (including Meruelo Maddux Properties, Inc.)

Forms S-11 (538 total filings)	“cities” within 10 words of “redevelopment”	NO FILINGS

	“downtown” within 10 words of “redevelopment”	3 FILINGS (only 1 company)

	“urban” within 10 words of “redevelopment”	NO FILINGS

	“urban development” (excluding references to the Department of Housing and Urban Development)	NO FILINGS

Forms 10-K SIC 6500 10/25/05 – 10/25/06 (78 total filings)	“urban” within 10 words of “development” (excludes references to the Department of Housing and Urban Development and Chicago Center for Urban Educational Research and Development)	1 FILING

	“downtown” within 10 words of “development”	2 FILINGS

	“downtown” within 10 words of “redevelopment”	NO FILINGS

	“urban” within 10 words of “redevelopment”	6 FILINGS

Forms 10-K SIC 6798 10/25/05 – 10/25/06 (284 total filings)	“urban” within 10 words of “development” (excludes references to the Department of Housing and Urban Development and New York State Urban Development)	11 FILINGS

	“downtown” within 10 words of “redevelopment”	NO FILINGS

	“downtown” within 10 words of “development”	4 FILINGS

As shown by the above, very few filings of public companies that focus on real estate investments contain statements similar to those we make in the registration statement. Based on these searches, and our counsel’s review of the few filings returned, we concluded that the Company is one of the few publicly-traded companies primarily focused on redevelopment in re-emerging urban areas.

5.	Comment: Please clearly explain your business with the goals of plain English in mind. The first time you utilize industry jargon and technical terms please either define the terms or refrain from using them. In this regard, please either revise to explain or delete the following terms:

•	non-stabilized properties

•	urban infill projects

•	ground-up development

Response: We note your comment and have deleted the use of the phrases “non-stabilized” and “ground-up” throughout the Amendment. In addition, we have defined the terms “urban infill” and “stabilized” in the preamble paragraph on page 1.

Prospectus Summary

6.	Comment: We note that your summary is twenty-six pages long and contains unnecessary redundancy. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a brief overview of the key aspects of the offering. Please revise your summary as necessary.

Response: We have reduced the summary to twenty-one pages. In addressing your comment we have, among other changes, significantly shortened our strategies disclosures in the summary and revised the detailed project table on page 9 to provides a concise overview of our projects.

Overview, page 1

7.	Comment: In this section and the Business and Projects section on page 70 you state that you are “a self-managed, full-service real estate company that develops and redevelops commercial and residential properties located in downtown Los Angeles and other densely populated urban areas.” From your disclosure on pages 59 and 77 it appears that you are also in the leasing and cold storage business. Please revise this section and the Business and Projects section to discuss your other businesses.

Response: We have disclosed the cold storage business operations on page 2 and page 72. It is also disclosed on page 99. In addition, on the prospectus cover, page 1 and page 70, we have revised the disclosure to state that our business includes ownership of properties, in addition to development and redevelopment of properties.

8.	Comment: On page 120, you state that it is not your “policy to acquire projects primarily for possible capital gains or primarily for income. We, however, generally intend to invest in projects with opportunities for near term prospects for improved cash flow and for longer-term capital appreciation.” Please revise this section to note this fact.

Response: We have revised the disclosure on page 126 to clarify our investment policies and reconcile such disclosure with the statements in the “Overview” section.

Focus on Markets that are Transitioning from Large to Small Tenants, page 4

9.	Comment: You state that you have “designed proprietary methods for transforming existing large, single-tenant buildings into workplaces for many small tenants by re-using a large portion of the existing facility and creatively subdividing the existing space at a relatively minimal cost.” Please revise this disclosure to note what makes these methods proprietary.

Response: We have revised the disclosure on pages 3 and 76 to state that the Company has experience in transforming large, single-tenant buildings into workplaces for smaller, single-tenants and deleted the reference to “proprietary methods.”

Pursue Opportunities Offered by Governmental Organizations, page 5

10.	Comment: You state that you “believe our management’s relationships…give us a competitive advantage to be selected by these government-controlled development and redevelopment organizations, thereby creating opportunities to acquire properties at attractive values that enhance stockholder value.” Please revise this section to disclose with whom you have these relationships and to describe the relationships.

Response: We have revised the disclosure on page 4 and page 79 to indicate that the competitive advantage described results from management’s advocacy of socially-minded solutions for urban real estate problems rather than from any particular relationship with a governmental organization.

Our Projects, page 10

11.	Comment: We note in an article published in the Los Angeles Times on September 27, 2005 that Richard Meruelo tore down four buildings without obtaining demolition permits and that the Los Angeles Board of Building and Safety Commissioners instituted a five-year ban on development of that property. Please revise this table to disclose this development ban.

Response: In response to your comment, we have disclosed the status of the administrative proceedings regarding the development ban in footnote 2 of the project summary table on page 10 and footnote 3 of the detailed project table on page 95.

Organizational Chart, page 18

12.	Comment: We note that you have a line in between Meruelo Maddux Properties, L.P. and Meruelo Maddux Construction, Inc. Please revise the chart to note the relationship between the two parties.

Response: We have made the requested revision on pages 13 and 123 to show that following the Company’s formation transactions Meruelo Maddux Construction, Inc. will be 100% owned by Meruelo Maddux Properties, L.P.

Certain Relationships and Related Transactions, page 19

13.	Comment: In the third bullet, please disclose the amount of the guarantees eliminated in this transaction for each of Messrs. Meruelo and Maddux and their affiliates.

Response: We have revised the disclosure as requested on page 14 and page 124.

Conflicts of Interest, page 20

14.	Comment: In the last bullet, please specify how the forfeiture provisions create a conflict. In addition, please specify the number of shares subject to forfeiture.

Response: We have revised the disclosure as requested on page 31.

Risk Factors, page 27

15.	Comment: Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:

•	on page 27, you state that “[a]lthough demand in this geographic area historically has been strong….”

•	on page 32, you state that “[a]lthough we endeavor to provide contractual protections against such activities in our lease documents….”

Response: We have specifically deleted the mitigating statement referenced above on pages 23 and 27, respectively. In addition, in response to your comment, we reviewed all of the risk factors and believe that we have now removed all mitigating language.

16.	Comment: Please revise the risk factor headings to describe each risk being presented. For example, we note the heading entitled, “Almost all of our projects are concentrated in the greater metropolitan Los Angeles area and depend upon the Southern California economy and the demand for industrial, commercial and residential space,” on page 27.

Response: We have specifically revised the risk factor heading referenced above as requested. In addition, in response to your comment, we have reviewed all of the risk factor headings and made additional responsive revisions.

17.	Comment: Please include a risk factor discussing your historical financial condition. This discussion should include the fact that you have a negative working capital balance and have incurred losses in the year ended December 31, 2005 and for the six months ended June 30, 2006.

Response: We have included a new risk factor on page 24 that discusses the Company’s historical financial position, including its historical losses and its limited pro forma working capital following this offering.

18.	Comment: We note from your disclosure on page 59 that leases, including your month to month leases, representing roughly 65% of your portfolio’s annualized base rent will expire in 2007. Please include a risk factor noting this fact.

Response: We have included the risk factor as requested on page 28.

If we cannot obtain additional financing, will not be able to purchase all of our acquisition projects and our growth will be limited, page 29

19.	Comment: You state that after applying the $91.3 million in net proceeds you will not have sufficient cash remaining to acquire the other interests in your projects that will still be subject to purchase contracts and options. Please revise this risk factor to note the amount of the remaining interests.

Response: We have revised the risk factor as requested on page 25.

Many of our redevelopment projects require municipal authorities to approve or change land use entitlements…, page 29

20.	Comment: Please revise your disclosure to note how many of your redevelopment projects require municipal authorities to approve or change land use entitlements, environmental certifications pursuant to the California Environmental Quality Act and other permits to allow these projects to proceed.

Response: We have revised the risk factor as requested on page 25.

Our interest in protecting…, page 32.

21.	Comment: Please revise to further clarify how the conflict could result in a deterioration of your projects.

Response: We believe the risk discussed in this risk factor is more clearly articulated in other risk factors and thus have deleted this risk factor entirely.

We have a near-term expectation of significant growth…. page 33

22.	Comment: We note from an article published in the Los Angeles Times on September 27, 2005 that you have identified the management strain created by number of current project as the cause of your failure to obtain proper demolition permits. Please include this as an example of the risks of growth on your management and other internal systems.

Response: We have included the failure to obtain proper demolition permits as an example of the risks of growth on the Company’s management resources in a risk factor on page 29.

We have entered into an agreement with each of our senior executive officers that provides him with benefits…, page 34

23.	Comment: On page 107, you state that you “will enter into employment agreements, effective as of the consummation of this offering with each of our executive officers.” In this section you state that you “have entered into an agreement with each of our senior executive officers that provides him with severance benefits if his employment is terminated.” Please reconcile these disclosures.

Response: We have corrected the disclosure in the risk factor on page 29 to indicate that the management contracts will be entered into.

Our real estate investments are relatively illiquid and their values may decline, page 39

24.	Comment: Please revise this section to note whether California imposes strict liability in regards to environmental liabilities. If it does, please revise to discuss the ramifications of conducting business in a strict liability state.

Response: In response to your comment, on page 35 we have revised the risk factor below the risk factor you reference.

We may experience conflicts of interest…, page 35

25.	Comment: Please discuss the shares subject to forfeiture in a separate risk factor.

Response: As requested, we have revised the risk factors and headings on page 31 to separately describe the risks associated with the shares subject to forfeiture.

Capitalization, page 48

26.	Comment: Please revise your Capitalization Table to note that all amounts are in thousands.

Response: We have made the revision as requested on page 44.

Dilution, page 49

27.	Comment: Please include disclosure regarding the consideration provided by your officers and promoters for your shares and the cash contributed by the public in this offering. Refer to Item 506 of Regulation S-K.

Response: In response to your comment and based on the telephone conversation between Jeff Sullivan of DLA Piper US LLP and David Roberts of the Commission on October 27, we have revised the dilution table on page 45 to disclose more clearly the increase in tangible net book value attributable to the public offering.

Use of Proceeds, page 51

28.	Comment: In the fifth bullet, please disclose the amount of proceeds to be allocated to each project. In addition, to the extent additional proceeds are necessary in order to acquire any of these projects, please disclose such amounts and the anticipated source. Refer to Instruction 3 to Item 504.

Response: We have made the requested revisions on page 47 to disclose the amount of proceeds the Company plans to use to acquire a portion of its projects subject purchase contracts or options to purchase. In addition, we have disclosed the Company’s plans to secure additional financing that will be needed to acquire the interests in its remaining projects subject to purchase contracts or options to purchase.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 54

29.	Comment: Please disclose and discuss your financial and non-financial performance indicators that management will use to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

Response: We have made clarifying changes to this section to indicate more clearly how management views its projects, including by indicating management’s classification of its projects into “rental” and “development” categories. In addition, we note our discussion regarding “EBITDA” on page 67.

Critical Accounting Policies, page 56

30.	Comment: Reference is made to your policy regarding rental properties. We note that tenant improvements are capitalized and amortized over the term of the corresponding lease. Advise us how your policy considers the useful life of the tenant improvements.

Response: In response to your comment, we have revised the disclosure on page 55 under the subheading “—Rental Properties.”

Factors That May Influence Future Results of Operations, page 58

31.	Comment: You state that “[a]s of June 30, 2006, approximately 20% of the total square footage of our initial portfolio of wholly-owned projects and projects under contract was available for lease.” Please revise to note of the 20% available to be leased what percentage is capable of being leased.

Response: In response to your comment, we have revised the disclosure on page 57 under the subheading “—Schedule Lease Expirations.”

Liquidity and Capital Resources, page 64

32.	Comment: Please disclose your debt-to-total-assets ratio as of the consummation of this offering.

Response: We have revised the disclosure as requested on page 63.

33.	Comment: On page 33, you state that you will need to upgrade your systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand your internal audit function; and hire additional accounting, internal audit and finance staff. Please revise this section to note the expected costs of these expenditures.

Response: We have included the disclosure as requested on page 65.

Contractual Obligations, page 66

34.	Comment: If true, clarify that your tabular presentation of contractual obligations represents the obligations of your predecessor on a combined basis. In addition, please advise us how your tabular presentation as of June 30, 2006 complies with Item 303(a)(5) of Regulation S-K, which requires you to provide at a minimum your contractual obligations as of the latest fiscal year.

Response: Beginning on page 65, we have clarified that the Company’s tabular presentation of contractual obligations of its predecessor business is represented on a combined basis. We have further revised the tabular presentation to provide a tabular presentation of the predecessor business’ contractual obligations as of December 31, 2005 in compliance with Item 305(a)(5) of Regulation S-K, in addition to a providing a tabular presentation of contractual obligations as of September 30, 2006, and a pro forma presentation of indebtedness as of September 30, 2006.

35.	Comment: Please add a footnote to the Pro Forma Contractual Obligation Table noting the differences between that table and the other Contractual Obligations Table noted in this section.

Response: In responding to comment 34 above, we revised the contractual obligations tables and replaced the pro forma contractual obligations table with a pro forma indebtedness table. We note, however, that the September 30, 2006 historical contractual obligations table shows all pending purchase commitments that will be assumed as a result of the formation transactions.

36.

Comment: We note in your Pro Forma Contractual Obligation Table that you do not list any purchase commitments or other purchase contracts or option agreements to acquire real estate in the less than 1 year column. In your Projects section beginning on page 86, you list a number of purchase commitments or other purchase contracts or option agreements that will be due within a year and for which you will not be using proceeds of this offering to pay those obligations. For instance, but without limitation, in footnote 5, on page 88, you state that you own “1.0 acre of the project and have the remaining 0.25 acre under contract for approximately $2.2 million, which is expected to close in October 2006.” Please advise us as to the reason you do not list any purchase commitments or other purchase contracts or option agreements to acquire real estate in the less than 1 year column or revise as necessary.

Response: As noted above in our response to comment 35, we revised the contractual obligations table. Please note that the properties subject to purchase commitments that will be exercised with a portion of the offering proceeds (which properties are reflected as acquired in the Company’s pro forma financial statement) are now shown in the “Less than 1 year” column in the table. The properties subject to purchase commitments that will not be exercised with offering proceeds (which properties are not reflected as acquired in the Company’s pro forma financial statements) are reflected in the “1-3 years” column.

Quantitative and Qualitative Disclosures About Market Risk, page 69

37.	Comment: Please expand your disclosure to also include the disclosures regarding market risk as of the latest fiscal year in accordance with Item 305(a) of Regulation S-K.

Response: We have revised the disclosure as requested on page 69.

Our Business and Projects, page 70

38.	Comment: On page F-3, you state that you have an ongoing build-to-suit construction agreement with Dynamic Builders that allows you to identify a property for development and Dynamic Builders will acquire the property and construct the improvements according to our specification. Please revise this section to describe your agreement with Dynamic Builders.

Response: We have revised the disclosure as requested on page 87.

39.	Comment: Please file a consent for the disclosure attributed to American Apparel.

Response: We have filed a previously-obtained American Apparel consent as Exhibit 99.5 to the Amendment.

Selectively Invest in Other Assets, page 80

40.	Comment: You state that you may “invest from time to time in properties, mortgages, mezzanine or other debt instruments or in equity in property-owning entities.” Please revise to note if there is a limit on the amount you may invest in these types of investments.

Response: We have revised the disclosure on page 80 to indicate that the Company currently has no policy establishing limits on the amounts it may invest in the above-referenced asset types.

41.	Comment: We note that you may invest in equity in property-owning entities. Please revise to state the criteria that will be followed in the purchase of such securities. Refer to Item 13(c) of Form S-l1. For example, but without limitation, please note whether you require an issuer to have a minimum net income before you will invest.

Response: As noted in the response to comment 40 above and now disclosed on page 80, the Company currently has no policies or investment criteria with respect to investments in equity in property-owning entities.

Our Projects, page 86

42.	Comment: Reference is made to the third paragraph where you discuss that you are in various stages of due diligence and negotiation with respect to projects not included in the formation transactions. Please advise us and clarify in your disclosure as appropriate, whether any of these possible acquisitions are probable and if so, tell us how you considered Rule 3-14 of Regulation S-X to the extent they are rental properties.

Response: The Company does not believe that any of the potential acquisitions referenced in this disclosure (none of which is identified in the Amendment) is probable and therefore Rule 3-14 financial statements are not required with respect to the potential acquisition properties. Accordingly, and in response to your comment, we have revised the disclosure on page 88.

43.	Comment: The footnote disclosure relating to projects to be acquired using proceeds from this offering does not appear to be consistent with the projects and amounts identified on page F-9. Please revise or advise.

Response: In response to your comment, we have corrected the inconsistencies regarding the acquisition projects in the table beginning on page 89 and on page F-8.

44.	Comment: You state that you “will acquire entities that own, or that are party to pending purchase and sale agreements, build-to-suit contracts, options to purchase and leases in respect of, 52 development, redevelopment and stabilized projects.” Please revise to note the number of properties represented by each category (i.e., pending purchase and sale agreements, build-to-suit contracts and options to purchase and leases).

Response: We have revised the disclosure as requested on page 87.

45.	Comment: Please revise to note the consequences if you do not have a sufficient amount of cash available to cover your purchase contracts and options.

Response: We have revised the disclosure as requested on page 87.

46.	Comment: Please revise your disclosure regarding each project to note the estimated time of completion and, where applicable, the estimated date you will terminate in-place leases to commence development or re-development. In addition, with respect to your material projects, please also disclose the estimated costs and competitive conditions of each project.

Response: We have added an additional column titled “Estimated Redevelopment Schedule” to the project table beginning on page 89. This column discloses the Company’s estimated time for development or redevelopment of each project that is not completed. In addition, on page 88, we have disclosed that the Company generally begins terminating in-place leases approximately two months prior to commencing construction on a development or redevelopment project.

Finally, with respect to the Company’s material projects, we have disclosed on page 101 the Company’s estimated costs for the renovations at the Alameda Square project and noted that no additional development costs are currently anticipated for the Seventh Street Produce Market. We note that the estimated development and redevelopment costs of the Company’s other material projects had been disclosed in the initial filing. In response to your comment, however, we have added disclosure regarding the competitive conditions of each material project on pages 99, 100 and 101.

Legal Proceedings, page 100

47.	Comment: Please revise to note the name of the court in which the noted proceedings are pending, the date instituted, the parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought. Refer to Item 103 of Regulation S-K. In addition, please briefly describe any actions relating to the improper demolition of the buildings near Union Station.

Response: The Company has analyzed its pending legal proceedings in light of the standards described in Item 103. In addition, certain legal proceedings previously disclosed have been settled or otherwise resolved since the initial filing on September 19. The disclosure on page 103 has been updated based on such analysis and subsequent developments and in response to your comment and the requirements of Item 103.

Executive Compensation, page 106

48.	Comment: We note you included the disclosure addressed by Item 402(b) of Regulation S-K for 2006 based on the employment agreements. Please advise us why you have not included 2006 disclosure addressed by Item 402(e) regarding the LTIP awards.

Response: We have revised the disclosure on page 110 to include the LTIP table as indicated in Item 402(e).

49.	Comment: Please disclose how the compensation for your executives, as provided in their employment agreements, was determined.

Response: We have revised the disclosure as requested on page 109.

Phantom Shares, page 110

50.	Comment: Please revise to disclose, if accurate, that a phantom share award will not be deemed the equivalent of an award of one common share under the 2006 Equity Incentive Plan for purposes of reducing availability for other equity awards on a one-for-one basis.

Response: We have revised the disclosure as requested on page 114.

LTIP Units, page 110

51.	Comment: Please revise your disclosure to note whether the LTIP units are convertible into shares of your common stock.

Response: We have revised the disclosure as requested on page 115. In addition, we have made other clarifying revisions to this section.

Certain Relationships and Related Party Transactions, page 113

52.	Comment: Please clarify the meaning of “contributors.” We note your disclosure in the summary on page 14. Please also clarify whether Messrs. Meruelo and Maddux wholly-own the contributing entities or if there are non-affiliated third party investors that hold interests in these entities.

Response: We have revised the disclosure on pages 10 and 117 to clarify that the Company refers to two entities controlled by Mr. Meruelo and one controlled by Mr. Maddux as the “contributors.” We have revised the disclosure on page 117 to provide additional information about the control and ownership attributes of each of the affiliate-contributors of Messrs. Meruelo and Maddux. We also note that further details of the ownership and control of the contributors are discussed above in our response to comment 2.

Benefits to Related Parties, page 118

53.	Comment: Please include detailed disclosure relating to the assumption of $700,000 in assumed loans owed by an entity affiliated by Mr. Maddux, the repayment of Mr. Meruelo note, and the extinguishment of loan guarantees.

Response: We have added the disclosure as requested on page 123.

Underwriting, page 147

54.	Comment: On page 17, you state that “the number of shares of common stock to be issued and cash to be paid in exchange for the equity interests in the entities owning interests in our projects and in connection with the corporate mergers was determined in arms-length negotiations between our underwriters and our executive officers based on the costs incurred to acquire and improve the projects, a discounted cash flow analysis, an internal rate of return analysis and an assessment of the fair market value and future development potential of the projects.” Please revise this section to note if your underwriter received compensation for its services provided in the corporate mergers beyond the compensation noted in this section.

Response: We have revised the disclosure as requested on page 152.

Financial Statements

Unaudited Pro Forma Financial Information

55.	Comment: We note that you plan to account for the formation transactions as a reorganization of entities under common control. Based on page 59, we note that Messrs. Meruelo and Maddux each own 100 shares in the newly formed entity giving them each a 50% interest. Tell us how you determined common control under EITF 02-5 given neither Meruelo nor Maddux has a controlling interest in the Meruelo Maddux Properties, Inc. In addition, it does not appear from your disclosure on pages F-19 through F-21 that Mr. Maddux has a controlling interest in the contributed properties. Please advise us, and to the extent there is not common control, tell us how you considered SFAS 141, specifically paragraph 19.

Response: In determining control of the Company, we have considered both ownership interests and voting rights. Guidance set forth in Section 3.c. of EITF 02-5 states that common control exists between (or among) separate entities when a group of shareholders holds more than 50 percent of the voting ownership interest of each entity and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists. Messrs. Meruelo and Maddux collectively own a majority of the Company’s outstanding voting interests and, in connection with the audit and review of the Company’s financial statements, have provided written evidence that they intend to vote their shares in the Company in concert.

Similarly, in determining control of the contributed entities, we have again considered ownership interest and voting rights. The contributed entities are owned, indirectly through an intervening limited liability company or a revocable trust, either (i) 100% by Mr. Meruelo or (ii) 75% by Mr. Meruelo and 25% by Mr. Maddux. In connection with the audit and review of the Company’s financial statements, Messrs. Meruelo and Maddux have provided written evidence that they intend to vote their ownership interests in the contributed entities in concert.

Based on the foregoing, we have determined that Mr. Meruelo and Mr. Maddux constitute an affiliated group that controls the Company and the contributed entities and, therefore, common control by Messrs. Meruelo and Maddux exists over both the Company and the contributed entities and Statement 141, specifically paragraph 19, is not applicable.

56.	Comment: Further to our previous comment, we note that contributors affiliated with Mr. Meruelo will contribute their interests in exchange for common units. Please explain why the exchange of interests owned by other than what you have described as common control owners are not accounted for as a purchase of minority interests as described in SFAS 141.

Response: No interests in the contributed entities are owned by any entity or person other than (i) the limited liability company controlled by and predominantly owned by Mr. Meruelo, (ii) the limited liability company controlled by and predominantly owned by Mr. Maddux and (iii) a trust revocable by Mr. Meruelo. Please refer to our response to comment 2 above for more detail on the ownership and control of these contributors. Accordingly, the exchange of interests owned by other than the affiliated group common control owners of Messrs. Meruelo and Maddux is not accounted for as a purchase of minority interests as described in SFAS 141.

Pro Forma Condensed Consolidated Statement of Operations, page F-5

57.	Comment: Tell us what consideration has been given to disclosing pro forma earnings per share.

Response: We have included a line for pro forma earnings per share on page F-5 and F-6, which will be completed in a subsequent amendment when the number of offered shares has been determined by the Company and the underwriters.

58.	Comment: We note on page 106 of your filing that you intend to enter into employment agreements with senior management subsequent to the formation transactions. Tell us what consideration you have given to including a pro forma adjustment to reflect the impact of these agreements.

Response: We have included a placeholder in the pro forma adjustments on page F-5 and F-6 and footnote EE thereto for, among other items, the impact of employment agreements expected to be entered into with senior management. The impact to incremental salary expense will be included in general and administrative expense.

59.	Comment: We note on page 19 of your filing that you will be required to issue LTIP units to executive officers as part of the formation transactions and that you will have a continuing obligation to issue units in the future. Tell us how you intend to account for the issuance of these units. Additionally, tell us how you considered the need to include a pro forma adjustment for the issuance of LTIP units and the related minority interest expense.

Response: The Company intends to account for the issuance of LTIP units in accordance with FASB Statement No. 123 (R), “Share-Based Payment,” paragraph 9 of which states that “the objective of accounting for transactions under share-based payment arrangements with employees is to recognize in the financial statements the employee service received in exchange for equity instruments issued and the related cost to the entity as those services are consumed.” In order to determine the accounting treatment of the LTIP units and the related costs, the Company will consider the following, as applicable: (i) if grantee meets the definition of an employee, (ii) measurement date, (iii) service condition, (iv) performance condition, (v) market condition, (vi) multiple conditions, and (vi) the requisite service period.

We have included a placeholder in the pro forma adjustments on page F-5 and F-6 and footnote EE thereto for, among other items, the impact of issuing LTIP units, which will be included in general and administrative expense.

Meruelo Maddux Properties Predecessor

Combined Statements of Operations, page F-16

60.	Comment: For those properties that were sold during the six months ended June 30, 2006 and the year ended December 31, 2004, confirm for us that there were no operations of these properties that should be classified as discontinued operations in periods prior to the sale.

Response: The Company confirms that the properties sold during the six months ended June 30, 2006 and the year ended December 31, 2004 were not operating properties, thus there were no operations that should be classified as discontinued operations in the periods prior to the sale in accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”

61.	Comment: We note on page 15 of your filing that you will be required to remit any payments of interest and principal made on certain of your affiliate notes receivable to the contributors of the notes in the form of common stock and cash. Tell us whether you have accrued any interest expense related to this obligation. Additionally, given that receipt of interest income related to this note is contingent upon the receipt of condemnation proceeds, tell us if you considered the need to place the note in non-accrual status until the resolution of the contingency.

Response: Because the obligation to remit any payment in the form of common stock and cash to the contributors is subject to completion of the formation transactions, the Company has not accrued any interest expense on any such payments to the contributors. The Company intends to issue to the contributors a number of shares of common stock having a value (based on the IPO price) equal to such payments, plus pay their interest at the applicable federal rate in effect from the date of the closing of this offering through the date of issuance of such stock.

The Company is currently accruing interest income on affiliate notes receivable in accordance with the terms of the related notes. As of the reporting periods presented, no matters have come to our attention which would indicate that the principal and accrued interest due on affiliate notes receivable are not fully collectible. Therefore we have not placed the notes in non-accrual status. The Company will continue to monitor the status of the related condemnation proceedings and will make any changes to this current position as deemed necessary.

Organization and Description of the Business, page F-19

62.	Comment: We note your disclosure on page 14 that four of your predecessor entities are owned by a contributor affiliated with Mr. Meruelo. Explain to us exactly what the relationship is between this contributor and Mr. Meruelo. Additionally, demonstrate to us how a common control relationship that exists between these entities owned by contributors and the remainder of the entities included in your formation transactions.

Response: The corporations to be acquired by merger (which in turn own four of the projects) are owned entirely by a trust revocable by Mr. Meruelo. Mr. Meruelo is the sole trustee of the trust and the beneficiaries of the trust are Mr. Meruelo’s children. For our analysis of the existence of a common control relationship, please refer to our response to comment 55.

Note 3 — Rental Properties, page F-25

63.	Comment: It appears that your predecessor acquired rental properties in fiscal year 2005. To the extent they are not included in your results for a full fiscal year, advise us how you applied Rule 3-14 of Regulation S-X for any property acquisitions that may be significant.

Response: In applying Rule 3-14 of Regulation S-X, no individual rental property acquired during 2005 was deemed to be significant (i.e., individually having a 10% or greater significance). However, individually insignificant properties in the aggregate did exceed a 10% significance level. Accordingly, audited financial statements of the majority (greater than 50% on a significance basis) of all individually insignificant properties in the group (including of each property having an individual significance of 5% or more) have been provided for at least nine months pursuant Rule 3-06, as interpreted by the staff to apply to financial statements of real estate companies.

Exhibits

64.	Comment: Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response: The Company has filed most of its exhibits with the Amendment, and the remaining exhibits will be filed as promptly as possible in a subsequent amendment. Under separate cover letter, our counsel will provide you with a draft of its exhibit 5 opinion. With respect to your comment as to an exhibit 8 tax opinion, we do not believe such an opinion is necessary. While the Company has filed on Form S-11 and its primary business is real estate investments, it does not intend to qualify as a real estate investment trust under the Internal Revenue Code. Further, pursuant to Item 601(b)(8), we do not believe that there are special tax consequences that are material to an investor in common stock that would be different from any other registrant organized as a C corporation under the Internal Revenue Code.